United States
Securities and Exhange Commission
Washington, D.C.   20549

Form 12b-25

Notification of Late Filing

(Check one):
___ Form 10-K    __ Form 20-F   __ Form 11-K    ___ Form 10-Q    X  Form N-SAR

For the Period Ended:                                    October 31, 1999

Part I - Registrant Information

Full Name of Registrant                           Scudder Mutual Fund

Former Name if Applicable

Address of Principal Executive Office (Street & Number)

                                                  345 Park Avenue
                                                  New York, NY  10154

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requests additional time to file form NSAR so that it can compile the necessary information to file a complete and accurate document.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

                         John Millette, Vice President and Secretary
                         617.295.2572

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?

                         Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         No


(Name of Registrant as Specified in Charter) Scudder Mutual Fund has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                    12/21/1999                   By:   Jorge L. Davila
                                                     /s/:   Jorge L. Davila